Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@eversheds-sutherland.com

April 24, 2018

Alison White, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust
File Nos. 333-196273; 811-22930

Dear Ms. White:

On February 9, 2018, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 41 to the above-referenced registration statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund (formerly the USCF Commodity Strategy ETF) (the “Fund”). On March 23, 2018, you provided oral comments on behalf of the SEC staff (the “Staff”) to me during a telephone call.

Set forth below in italics is each Staff comment, and each comment is immediately followed by the Trust’s response thereto. Terms not defined herein have the meanings ascribed to them in the prospectus.

General

1.	Please advise whether the Fund has obtained relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934. If not, please state in correspondence that the Trust will file amendments to delay effectiveness until the Trust has received the order or until the Trust confirms that such an order is unnecessary.

The Trust confirms that a Rule 19b-4 order is not necessary because the Fund will rely on the generic listing standards for actively-managed funds.

2.	Please update the EDGAR series and class IDs to include the ticker symbol for the Fund.

The ticker symbol has been added as requested.

Fee and Expenses

3.	Please provide a completed fee table and expense example for the Staff’s review prior to the effective date.

The prospectus now contains the completed fee table and expense example as requested, and they have been provided for the Staff’s review prior to the effective date.

4.	Please confirm supplementally that any fees paid to the Adviser or SummerHaven for management of the Subsidiary are included in management fees in the fee table.

The Trust confirms that any fees paid to the Adviser or SummerHaven for management of the Subsidiary are included in management fees in the fee table.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Alison White April 24, 2018 Page 2

Principal Investment Strategies

5.	Given the complexity of the Fund’s investment strategies, please consider whether the Fund is suitable for a retail investor. If it is not suitable for a retail investor, please include a statement to that effect in the filing.

The Adviser believes that the Fund is suitable for retail investors. The Fund’s portfolio will be fully collateralized and broadly diversified across commodity sectors. Like many other commodity strategy funds, the Fund can provide retail investors with broad exposure to the commodities markets and may assist with portfolio diversification. In addition, the Fund is designed for long-term investors.

6.	Please revise the filing to clearly state that even though the Fund seeks to provide exposure to the commodities markets that corresponds to the SDCITR, it is not an index ETF and is actively managed.

The requested disclosure has been added to the prospectus.

7.	Please clarify whether the Subsidiary is advised by the adviser, as stated in the first paragraph on page 2, or SummerHaven.

The disclosure has been clarified as requested.

8.	Given that the Fund is an actively-managed ETF, instead of providing a detailed discussion of the SDCITR in the principal investment strategies section, please discuss how the Fund attempts to “provide exposure to the commodities markets that corresponds to the” SDCITR.

The Fund has reorganized and modified the disclosure in the prospectus to highlight how the Fund seeks an economic exposure to the commodities markets that corresponds with the SDCITR. The prospectus continues to include a detailed discussion of the SDCITR in the principal investment strategy section because the composition of the SDCITR substantially guides the Fund’s Futures Contracts selection process. Thus, the Fund believes information about the SDCITR is material to investors in the Fund.

9.	Please clarify in the filing why commodities with low inventories tend to outperform commodities with high inventories, as referenced in the last sentence of the second paragraph on page 2.

The disclosure has been clarified as requested.

10.	Please clarify in the filing the meaning of “price-based measures,” as used in the same sentence, and consider providing examples.

The disclosure has been clarified as requested.

11.	In the fourth paragraph on page 2, please consider first identifying the starting universe (27 eligible commodities divided into six sectors) and then explaining that the SDCITR is comprised of 14 Commodities Futures Contracts and that each of the six sectors must be represented by those 14 Commodities Futures Contracts.

The Fund has respectfully declined to incorporate the requested change. The Fund believes that the above-referenced disclosure clearly describes that aspect of the SDCITR’s composition process. The Fund also wishes to keep this disclosure about the SDCITR consistent with disclosure about the SDCITR in registration statements for other investment products.

Alison White April 24, 2018 Page 3

12.	In the fourth sentence of the same paragraph, with respect to the sentence that begins “[a]s of December 31, 2017, the universe of eligible commodities, categorized into six commodity sectors, included,” please reconsider using the word “included.” It appears that the entire universe is provided in the list that follows.

The disclosure has been revised to use the word “were” rather than “included.”

13.	In the first sentence of the same paragraph, please explain what it means to be “weighted equally by notional amount” in Plain English.

The disclosure in the prospectus has been revised as requested.

14.	In the fourth sentence of the fifth paragraph on page 2, please clarify whether “seven commodities with the greatest percentage price change” refers to those commodities with the greatest increase or decrease or both.

The disclosure has been clarified as requested.

15.	With respect to the sixth sentence of the same paragraph, which states “[f]or any of the six commodity sectors that are not represented by one of the 14 identified commodities, the commodity for the omitted sector with the greatest momentum is substituted for the commodity identified during the second step with the lowest momentum,” please clarify what happens if more than one of the six commodity sectors is not represented.

The disclosure has been clarified as requested.

16.	With respect to the Subsidiary, please confirm in correspondence that:
a.	The financial statements of the Subsidiary will be consolidated with those of the Fund;
b.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and
c.	The Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder

The Trust hereby confirms each of the three statements set forth above.

17.	In the last sentence of the first paragraph on page 3, please define the special term “Commodity Interests” upon first use.

The disclosure has been revised as requested.

18.	In the fourth sentence of the same paragraph, the filing states that “[t]he Fund will not invest more than 25% of its total assets in the Subsidiary.” Please clarify how the Fund will invest the remaining 75% of its total assets, and how such investments help the Fund provide exposure to commodities markets that corresponds to the SDCITR.

The disclosure has been revised as requested. The Trust notes that the operation of the Fund with respect to the use of a Cayman Island subsidiary is substantially similar to other commodity strategy funds registered under the 1940 Act. The assets in which the Fund may invest directly include Commodity Interests (subject to applicable 1940 Act and Internal Revenue Code restrictions), those investments used to collateralize the Fund’s portfolio, and any other investments that are consistent with the Fund’s investment strategies. As noted in the prospectus, the Fund will hold significant amounts of short-term U.S. government securities.

Alison White April 24, 2018 Page 4

Principal Risks of Investing

19.	If the Fund is advised by or sold through an insured depository institution, please add the disclosure require by Item 4(b)(1)(iii) of Form N-1A.

The Fund will not be sold by or through an insured depository institution.

20.	Please consider whether “Clearing Broker Risk” should be added as a principal risk of investing in the Fund.

The Trust has included risk disclosure regarding the risks associated with clearing brokers under “Intermediary and Counterparty Risk.” That risk disclosure was originally included (and continues to be included) under “Additional Principal Risk Information about the Fund—Intermediary and Counterparty Risk.”

21.	Under “Derivatives Risk,” the disclosure regarding Commodity Interests implies that all Commodity Interests are derivative investments. Please confirm whether the Fund or the Subsidiary invests in commodities directly.

Neither the Fund nor the Subsidiary will invest in commodities directly.

22.	Please update “Fixed Income Investment Risk” to reflect IM Guidance 2014-01 and 2016-02.

The disclosure has been revised as requested.

23.	Under “Subsidiary Investment Risk,” please relocate the fifth sentence to another part of the prospectus, as it does not describe a risk of investing in the Fund.

The disclosure has been revised as requested.

24.	Please consider adding the risk factor “New Sub-Adviser” risk, as similar disclosure has been included in the prospectus for a recently-established series of the Trust for which SummerHaven serves as sub-adviser.

The Fund respectfully declines to add the requested risk factor. In its role as sub-adviser to the Subsidiary, SummerHaven is providing advice solely with respect to Commodity Interests. SummerHaven has an established history of investing in commodity-related derivative instruments and has been registered as a commodity trading advisor with the CFTC since 2009. In the series where such a risk factor was included, SummerHaven is providing advice with respect to equity securities.

25.	Page 9, additional information, please clarify if SummerHaven and the Adviser are affiliated.

The disclosure has been revised as requested.

Alison White April 24, 2018 Page 5

Additional Investment Objective, Strategies, and Risk Information

26.	With respect to the last paragraph on page 10, the meaning of the disclosure is unclear. Is the purpose to disclose that shares of the Fund should only be held for one day? If so, is the Fund suitable for a retail investor? Please generally revise the paragraph for greater clarity.

The disclosure has been clarified as requested. As previously stated, the Fund is designed for long-term investors. The above-referenced disclosure is intended to convey that investors who are seeking to track the spot prices of commodities should understand that futures contracts do not perfectly track spot commodity prices, especially over periods longer than one day. While the market performance of the Fund’s futures contracts over one day may closely track changes in the spot prices of the underlying commodities, the cumulative effects of backwardation and contango will generally cause the market performance of the Fund’s futures contracts to drift from changes in the underlying commodities’ spot prices.

27.	With respect to the disclosure under “Other Investment Companies and Pooled Investment Vehicles” on page 11, if investing in other investment companies and pooled investment vehicles will be a principal investment strategy of the Fund, please add appropriate strategy and risk disclosure to the summary section of the prospectus. Otherwise, please clarify it is a non-principal strategy.

The above-referenced strategy is not a principal investment strategy of the Fund. The disclosure has been clarified as requested.

28.	With respect to “Commodities Tax Risk” on page 13 and the reference to private letter rulings (“PLRs”) of the IRS therein, please disclose (1) whether the Fund has received a PLR from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a PLR, the basis for determining that undistributed income derived from the Subsidiary is qualifying income, such as an opinion of counsel.

The Fund has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income under Section 851(b)(2) of the Code. Section 851(b)(2) provides that, in order to qualify as a RIC for U.S. federal income tax purposes, a company must, among other things, derive in each taxable year at least 90% of its gross income from certain sources (“Qualifying Income”) including dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (“Other Income”). Section 851(b) provides in flush language that:

For purposes of [Section 851(b)(2)], there shall be treated as dividends amounts included in gross income under [S]ection 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under [S]ection 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

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The Fund expects that its Subsidiary will make timely distributions of all income and gains so that any income inclusions under Section 951(a)(a)(A)(i) will be treated as dividends for purposes of Section 851(b)(2). However, even if such amounts are not timely distributed by the Subsidiary to the Fund, the Fund nonetheless believes that any income inclusion under Section 951(a)(1)(A)(i) will be qualifying income under current law. In this respect, although Section 852(b)(2) provides that income included by a RIC in its gross income under Section 951(a)(1)(A)(i) will be treated as a dividend that is Qualifying Income if such income is distributed to the RIC in the same taxable year in which the RIC included the income, the Code is silent as to whether income included under Section 951(a)(1)(A)(i) will be Qualifying Income if not distributed to the RIC in the same taxable year. The IRS has issued numerous private rulings in which it determined that such income would be Qualifying Income whether or not distributed in the same taxable year. Presumably, it viewed such income as Other Income. While these rulings are binding only on the taxpayers to whom they are issued, the Trust believes these rulings correctly interpret current law. There is no policy reason why amounts included under Section 951(a)(1)(A)(i) should be Qualifying Income only if distributed currently. Where a RIC has included such income under Section 951(a)(1)(A)(i), distributions of such income to the RIC are not taxable regardless of whether they are distributed currently or in future years. In addition, the income included under Section 951(a)(1)(A)(i) increases the shareholder’s basis in the stock of the Subsidiary so as to prevent double taxation of such amounts in the event the stock is sold prior to distribution. In other words, the income inclusion under Section 951(a)(1)(A)(i) is simply a substitute for a dividend or gain and is appropriately treated as Other Income that is Qualifying Income. Although the IRS has issued a proposed regulation that provides that income included under section 951(a)(1)(A)(i) will be qualifying income only if distributed in the same year to which the inclusion applies, given the great weight of regulatory practice as well as the plain language of the Other Income provision, the Trust believes that the proposed regulation would represent a change in current law (and that the IRS may lack authority to issue such regulation since it is inconsistent with the Other Income provision).

The Trust has added disclosure to the prospectus and statement of the additional information stating that the Fund does not intend to obtain its own private letter ruling.

29.	Under “Intermediary and Counterparty Risk” on page 14, please define “FCM” upon first use.

The disclosure has been revised as requested.

30.	With respect to “Non-U.S. Investment Risk” on page 15, the disclosure appears to address non-U.S. exchange risk. It does not clarify non-U.S. counterparty risk. Please revise to address non-U.S. counterparty risk as well.

The Fund is not subject to non-U.S. counterparty risk. As such, the prospectus has not been revised to address non-U.S. counterparty risk.

Management

31.	On page 19, under “Sub-Adviser to the Subsidiary,” please disclose how long SummerHaven has been registered as an investment adviser with the SEC.

The disclosure has been revised as requested.

32.	Also on page 19, with respect to “Manager of Managers Structure,” please supplementally advise the Staff on the status of the referenced exemptive application.

The Trust has received comments from the Staff on the application and is in the process of responding to those comments.

* * *

Alison White April 24, 2018 Page 7

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	Carolyn Yu, USCF Daphne Frydman, USCF Ronald Coenen Jr., Eversheds Sutherland